UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Granite Point Mortgage Trust Inc.

(Name of Issuer)

$0.01 Par Value Common Stock

(Title of Class of Securities)

38741L 107

(CUSIP Number)

Rebecca B. Sandberg, Esq.

Vice President, Secretary and General Counsel

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY 10022

(612) 629-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Two Harbors Investment Corp., 27-0312904

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 00,000

	8.	Shared Voting Power 629,845

	9.	Sole Dispositive Power 00,000

	10.	Shared Dispositive Power 629,845

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 629,845

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.46%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Two Harbors Operating Company LLC, 27-0312904

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 00,000

	8.	Shared Voting Power 629,845

	9.	Sole Dispositive Power 00,000

	10.	Shared Dispositive Power 629,845

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 629,845

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.46%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Capitol Acquisition Corp., 26-0435458

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 00,000

	8.	Shared Voting Power 629,845

	9.	Sole Dispositive Power 00,000

	10.	Shared Dispositive Power 629,845

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 629,845

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.46%

14.	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the $0.01 par value common stock (the “Common Stock”) of Granite Point Mortgage Trust Inc., a Maryland corporation (the “Issuer”), and hereby amends and supplements that certain Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 28, 2017 by Two Harbors Investment Corp. (“Two Harbors”) and Two Harbors Operating Company LLC (“Two Harbors LLC”), as amended by Amendment No 1 to the Schedule 13D filed by Two Harbors, Two Harbors LLC, and Capitol Acquisition Corp. (“Capitol”) (collectively, the “Reporting Persons) on August 11, 2017. The purpose of this Amendment No. 2 is to disclose Two Harbors’ distribution to its common stockholders of the 33,071,000 shares of the Issuer’s Common Stock acquired by Two Harbors in exchange for the contribution of its commercial real estate portfolio to the Issuer.   As result of the distribution, the Reporting Persons are no longer beneficial owners of more than 5% of the Common Stock and no Reporting Person will be required to file further amendments to the Schedule 13D. If a Reporting Person becomes the beneficial holder of more than 5% of the Common Stock and is required to file pursuant to Rule 13d-1 promulgated under the Securities Act of 1933, such Reporting Person will file a new Schedule 13D.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D. All items or responses not described herein shall remain as previously reported in the Schedule 13D.

Item 2.  Identity and Background.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I, as amended, and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of Two Harbors has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Identity and Background.

Item 3 is supplemented as follows:

From September 8, 2017 through the date of this Amendment No. 2, Capitol made multiple purchases of the shares of Common Stock pursuant to a Stock Purchase Plan that Two Harbors committed to adopt in connection with the Issuer’s formation transaction and initial public offering. Capitol used its available working capital to fund the purchases. The information set forth in Item 5(c) hereto is incorporated herein by reference.

Item 4.  Purpose of Transaction.

Section (a) of Item 4 is supplemented as follows:

(a) On September 14, 2017, the Board of Directors of Two Harbors declared a special dividend to distribute the shares of the Issuer’s Common Stock acquired in connection with the contribution of Two Harbors’ commercial real estate portfolio to the Issuer. On November 1, 2017, Two Harbors distributed the 33,071,000  shares of the Issuer’s Common Stock to Two Harbors common stockholders by way of a pro rata dividend (the “Stock Dividend”). Two Harbors common stockholders who were entitled to take part in the Stock Dividend received 0.094765 shares of Granite Point common stock for each share of Two Harbors common stock outstanding on October 20, 2017, subject to the liquidation of fractional shares for which stockholders will receive a payment of cash in lieu of such fractional shares.

Fractional shares of Issuer’s Common Stock were not distributed as part of the Stock Dividend. Instead, as soon as practicable after the payment date for the Stock Dividend, the distribution agent will aggregate all fractional shares of Issuer’s Common Stock into whole shares, sell those shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of those sales pro rata to each holder who otherwise would have been entitled to receive a fractional share as a result of the Stock Dividend.

As noted above, this Schedule 13D reports that the Reporting Persons’ are no longer beneficial owners of more than 5% of the Issuer’s Common Stock and that Reporting Persons’ obligation to file additional amendments has terminated.

Item 5.  Interest in Securities of the Issuer.

Sections (a), (b), (c) and (e) of Item 5 are supplemented as follows:

(a) — (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 43,235,103 shares of Common Stock issued and outstanding as of the date of this Amendment No. 2) are as follows:

Two Harbors

(a) Amount beneficially owned:  629,845 shares Percentage:  1.46%

(b) Number of shares to which Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote:  629,845 shares

iii. Sole power to dispose of or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 629,845 shares

Two Harbors LLC

(a) Amount beneficially owned:  629,845 shares Percentage:  1.46%

(b) Number of shares to which Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote:  629,845 shares

iii. Sole power to dispose of or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 629,845 shares

Capitol

(a) Amount beneficially owned:  629,845 shares Percentage:  1.46%

(b) Number of shares to which Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote:  629,845  shares

iii. Sole power to dispose of or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 629,845  shares

(c) The following purchases were made by Capitol pursuant to the Stock Purchase Plan during the past 60 days:

Reporting Person	Purchase Date	Number of Shares	Weighted Ave. Price per Share	Range of Price Paid per Share(1)
Capitol	09/08/2017	8,300	$19.0494	$19.03-$19.06
Capitol	09/15/2017	25,000	$19.0540	$19.03-$19.06
Capitol	09/18/2017	23,439	$18.9963	$18.95-$19.01
Capitol	09/19/2017	25,000	$18.7107	$18.60-$19.00
Capitol	09/20/2017	25,000	$18.8172	$18.66-$18.93
Capitol	09/21/2017	5,555	$18.9561	$18.90-$19.00
Capitol	09/22/2017	100	$18.9600	$18.96
Capitol	09/25/2017	357	$18.9600	$18.96
Capitol	09/26/2017	2,395	$18.9500	$18.90-$18.96
Capitol	09/27/2017	5,210	$18.9526	$18.91-$18.96
Capitol	09/28/2017	25,000	$18.7440	$18.63-$18.78
Capitol	09/29/2017	25,000	$18.7899	$18.73-$18.83
Capitol	10/02/2017	16,918	$18.8966	$18.84-$18.96
Capitol	10/03/2017	8,166	$18.9295	$18.84-$18.96
Capitol	10/06/2017	900	$18.9600	$18.96
Capitol	10/09/2017	4,788	$18.9587	$18.95-$18.96
Capitol	10/10/2017	884	$18.9600	$18.96
Capitol	10/11/2017	10,290	$18.9479	$18.92-$18.96
Capitol	10/12/2017	14,427	$18.9434	$18.90-$18.96
Capitol	10/13/2017	3,472	$18.9598	$18.94-$18.96
Capitol	10/16/2017	4,597	$18.9559	$18.91-$18.96
Capitol	10/17/2017	4,741	$18.9573	$18.91-$18.96
Capitol	10/18/2017	25,000	$18.8059	$18.74-$18.96
Capitol	10/19/2017	25,000	$18.6284	$18.91-$18.96
Capitol	10/20/2017	25,000	$18.5006	$18.74-$18.96
Capitol	10/23/2017	25,000	$18.3970	$18.30-$18.46
Capitol	10/24/2017	25,000	$18.4066	$18.34-$18.45
Capitol	10/25/2017	25,000	$18.2673	$18.11-$18.42
Capitol	10/26/2017	25,000	$18.3160	$18.12-$18.45
Capitol	10/27/2017	25,000	$18.3450	$18.20-$18.59
Capitol	10/30/2017	25,000	$18.6330	$18.47-$18.68
Capitol	10/31/2017	25,000	$18.6694	$18.57-$18.77
Capitol	11/01/2017	25,000	$18.8062	$18.59-$18.87

(1)         The shares were purchased in multiple transactions within the referenced prices ranges. The Reporting Persons undertake to provide, upon request by the staff of the SEC, full information regarding the shares purchased in such transactions.

Except as described above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(e) As a result of the Stock Dividend on November 1, 2017, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2017

TWO HARBORS INVESTMENT CORP.

By:	/s/ Thomas E. Siering
Name:	Thomas E. Siering
Title:	President and Chief Executive Officer

TWO HARBORS OPERATING COMPANY LLC

By: Two Harbors Investment Corp., its sole manager,

By:	/s/ Thomas E. Siering
Name:	Thomas E. Siering
Title:	President and Chief Executive Officer

CAPITOL ACQUISITION CORP.

By:	/s/ Thomas E. Siering
Name:	Thomas E. Siering
Title:	President and Chief Executive Officer

Schedule I

Directors of Two Harbors Investment Corp.

Stephen G. Kasnet

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Investor

Citizenship: USA

Amount beneficially owned: 3,847

William Roth

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 15,000

W. Reid Sanders

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Investor

Citizenship: USA

Amount beneficially owned: 17,564

Thomas E. Siering

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 25,000

Brian C. Taylor

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 12,500

Hope B. Woodhouse

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Investor

Citizenship: USA

Amount beneficially owned: 7,564

Executive Officers of Two Harbors Investment Corp.

Thomas Siering (see above)

William Roth (see above)

Brad Farrell

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Chief Financial Officer

Citizenship: USA

Amount beneficially owned: 7,500

Rebecca B. Sandberg

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Vice President, Secretary and General Counsel

Citizenship: USA

Amount beneficially owned: 10,500

Two Harbors Operating Company LLC

Two Harbors Investment Corp. is the sole manager of Two Harbors Operating Company LLC.

Capitol Acquisition Corp.

Two Harbors Operating Company LLC is the sole shareholder of Capitol Acquisition Corp.